UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORUM CRE INCOME FUND

(Name of Subject Company (Issuer))

FORUM CRE INCOME FUND

(Name of Filing Person(s) (Issuer))

Class I Shares

(Title of Class of Securities)

34985F203

(CUSIP Number of Class of Securities)

Darren Fisk

c/o Forum Capital Advisors, LLC

240 Saint Paul Street, Suite 400

Denver, CO 80206

Tel: (303) 501-8860

Fax: (303) 296-4212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copies to:

Martin H. Dozier Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 Tel: (404) 881-7000 Fax: (404) 881-7777	David Baum Alston & Bird LLP The Atlantic Building 950 F Street NW Washington, D.C. 20004 Tel: (202) 239-3300 Fax: (202) 239-3333

October 15, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,862,744.24 (5% of 08/02/21 NAV)(a)	Amount of Filing Fee: $265.38 (b)

(a) Calculated as the aggregate maximum value of Class I Shares being purchased.

(b) Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $265.38

Form or Registration No.: SC TO-I

Filing Party: Forum CRE Income Fund

Date Filed: October 15, 2021

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This first amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on October 15, 2021 by Forum CRE Income Fund (the “Fund”) in connection with an offer by the Fund to purchase Class I Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to 5% of its Shares outstanding as of August 2, 2021 (the “Offer”) subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal (“Offering Documents”) were previously filed with the Statement on October 15, 2021.

This is the first amendment to the Statement and it is being filed to revise the time of expiration of the Offer. It was anticipated that the Offering Documents would be mailed to shareholders of the Fund on October 15, 2021. Due to administrative error, the Offering Documents were mailed on October 20, 2021. In order to allow shareholders adequate time to consider the Offer, the Fund is

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extending the expiration date of the Offer from 11:59 P.M., Eastern Time, on November 15, 2021 to 11:59 P.M., Eastern Time, on November 22, 2021.

This amendment also eliminates the minimum account balance requirement following a partial tender. This change is being made in response to comments from the SEC Staff.

ITEM 1. SUMMARY TERM SHEET.

The second bullet of Item 1 of the Statement is hereby amended to state:

The net asset value of the Shares will be calculated for this purpose as of December 31, 2021 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares).

The fourth bullet of Item 1 of the Statement is hereby amended to state

The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on November 22, 2021 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration date will be void.

Prior to this time, Shareholders have the right to change their minds and withdraw tenders of their Shares. Shareholders will also have the right to withdraw tenders of their Shares at any time after forty (40) business days from the commencement of the Offer if their Shares have not yet been accepted for purchase by the Fund on or before that date.

ITEM 4. TERMS OF THE TENDER OFFER.

Subsection (a)(1)(ii) is replaced with the following:

(ii) The purchase price of Shares tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

Shareholders may tender all or a portion of their Shares (defined as a specified dollar value or as a number of Shares).

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Except as modified herein, the Offer remains subject to the terms and conditions set forth in the Statement and other related tender offer materials filed by the Fund with the SEC.

ITEM 12. EXHIBITS.

Exhibits A through E were filed with the Statement on October 15, 2021 and are incorporated herein by reference. Exhibit F is filed herewith.

A.       Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       Offer to Purchase.

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E.	Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.

F.       Letter to Shareholders Regarding Extension of Expiration Date

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FORUM CRE INCOME FUND

By: /s/ Darren Fisk
Name: Darren Fisk
Title: Chief Executive Officer

October 26, 2021

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EXHIBIT INDEX

EXHIBIT

F.       Letter to Shareholders Regarding Extension of Expiration Date

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